FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material fact dated July 23rd, 2010 relating to the stress test results publication.

MATERIAL FACT
Banco Santander hereby announces that the stress tests carried out by the Committee of European Banking Supervisors and the Bank of Spain show that Banco Santander capital ratios would remain steady under the most adverse scenario considered.
In the worst scenario, Banco Santander’s Tier 1 capital would remain at 10% — the same as at the end of 2009 — among the highest in European and world banking.
Furthermore, the bank would continue to generate profits, build capital and continue its payout policy distributing among shareholders about 50% of ordinary earnings.
Attached tables with the results.
Boadilla del Monte (Madrid), July 23, 2010

Template for bank specific publication of the stress test outputs
Name of bank: GRUPO SANTANDER
Actual results

At December 31, 2009	mln euro
Total Tier 1 capital	56.005
Total regulatory capital	80.720
Total risk weighted assets	562.616

Pre-impairment income (including operating expenses)	22.960
Impairment losses on financial assets in the banking book	-9.978

1 yr Loss rate on Corporate exposures (%)[1]	0,9%
1 yr Loss rate on Retail exposures (%)[1]	1,4%

Tier 1 ratio (%)	10,0%
Outcomes of stress test scenarios
The stress test was carried out under a number of key common simplifying assumptions (e.g. constant balance sheet, uniform treatment of securitisation exposures). Therefore, the information relative to the benchmark scenarios is provided only for comparison purposes. Neither the benchmark scenario nor the adverse scenario should in any way be construed as a forecast.

Benchmark scenario at December 31, 2011[2]	mln euro
Total Tier 1 capital after the benchmark scenario	63.869
Total regulatory capital after the benchmark scenario	83.998
Total risk weighted assets after the benchmark scenario	579.621

Tier 1 ratio (%) after the benchmark scenario	11,0%

Adverse scenario at December 31, 2011[2]	mln euro
Total Tier 1 capital after the adverse scenario	59.473
Total regulatory capital after the adverse scenario	78.914
Total risk weighted assets after the adverse scenario	585.346

2 yr cumulative pre-impairment income after the adverse scenario (including operating expenses)[2]	45.737
2 yr cumulative impairment losses on financial assets in the banking book after the adverse scenario[2]	-27.851
2 yr cumulative losses on the trading book after the adverse scenario[2]	-308

2 yr Loss rate on Corporate exposures (%) after the adverse scenario[1,2]	2,4%
2 yr Loss rate on Retail exposures (%) after the adverse scenario[1,2]	3,6%

Tier 1 ratio (%) after the adverse scenario	10,2%

Additional sovereign shock on the adverse scenario at December 31, 2011	mln euro
Additional impairment losses on the banking book after the sovereign shock[2]	-2.255
Additional losses on sovereign exposures in the trading book after the sovereign shock[2]	-907

2 yr Loss rate on Corporate exposures (%) after the adverse scenario and sovereign shock[1,2,3]	2,7%
2 yr Loss rate on Retail exposures (%) after the adverse scenario and sovereign shock[1,2,3]	3,9%

Tier 1 ratio (%) after the adverse scenario and sovereign shock	10,0%

Additional capital needed to reach a 6 % Tier 1 ratio under the adverse scenario + additional sovereign shock, at the end of 2011	—

1.	Impairment losses as a % of corporate/retail exposures in AFS, HTM, and loans and receivables portfolios

2.	Cumulative for 2010 and 2011

3.	On the basis of losses estimated under both the adverse scenario and the additional sovereign shock

Pruebas de resistencia 2010-2011
GRUPO SANTANDER
BLOQUE A
Deterioro bruto
acumulado 2010-2011

	Escenario tensionado de referencia		Escenario tensionado adverso
	mill. €	% activos	mill. €	% activos
Activos crediticios[1]	-39.294	-4,0%	-44.180	-4,5%
Instituciones financieras	-788	-0,7%	-848	-0,9%
Empresas	-5.594	-2,6%	-6.679	-3,1%
Promotores y adjudicados	-5.197	-13,6%	-5.819	-15,2%
Pymes	-4.698	-5,9%	-5.404	-6,7%
Hipotecas	-3.632	-1,2%	-3.911	-1,3%
Resto minorista	-19.385	-12,7%	-21.519	-14,1%
Impacto riesgo soberano y otros[2]	-1.562	-0,2%	-6.108	-0,6%
DETERIORO BRUTO	-40.856	-4,1%	-50.288	-5,1%

1	Incluye inversión crediticia, renta fija distinta a negociación y participaciones permanentes

2	En otros se incluye cartera de negociación y renta variable disponible para la venta
BLOQUE B
Recursos disponibles
acumulado 2010-2011

PROVISIONES
Específicas	14.052	1,4%	14.052	1,4%
Genéricas	6.727	0,7%	6.727	0,7%
MARGEN DE EXPLOTACIÓN Y PLUSVALÍAS	49.196	5,0%	43.599	4,4%

EFECTO IMPOSITIVO	-6.701	-0,7%	-3.114	-0,3%

SUPERÁVIT	22.419	2,3%	10.976	1,1%
BLOQUE C
Impacto sobre los
recursos propios Tier 1

	Escenario tensionado de		Escenario tensionado
	referencia		adverso
SITUACIÓN INICIAL 2009	mill. €	% APR 2009	mill. €	% APR 2009
Tier 1 dic 2009	56.005	10,0%	56.005	10,0%

SITUACIÓN FINAL 2011	mill. €	% APR 2011	mill. €	% APR 2011

Superávit	22.419	3,9%	10.976	1,9%
Dividendos, v. razonable fusiones y otros	-14.555	-2,5%	-8.730	-1,5%
Tier 1 dic 2011 sin FROB	63.869	11,0%	58.251	10,0%
FROB comprometido	0	0,0%	0	0,0%
Tier 1 dic 2011	63.869	11,0%	58.251	10,0%
Capital adicional para Tier1 6%	0	0,0%	0	0,0%
PROMEMORIA
Ayudas

	Escenario tensionado de	Escenario tensionado
	referencia	adverso
Ayudas FGD	0	0
FROB comprometido	0	0
Capital adicional para Tier1 6%	0	0
TOTAL	0	0

Exposures to central and local governments
Banking group’s exposure on a consolidated basis
Amount in million reporting currency

Name of bank	GRUPO SANTANDER
Reporting date	31-mar-10

				Net exposures
	Gross exposures (net	of which	of which	(net of
	of impairment)	Banking book	Trading book	impairment)
Austria	264		242	242
Belgium	250		84	84
Bulgaria			-10	-10
Cyprus
Czech Republic
Denmark			-2	-2
Estonia
Finland			-2	-2
France	1.826	1.081	478	1.559
Germany	1.524		-461	-461
Greece	513		300	300
Hungary	40		0	0
Iceland
Ireland	16		9	9
Italy	1.184		433	433
Latvia
Liechtenstein
Lithuania
Luxembourg
Malta
Netherlands	691	3	403	406
Norway			-2	-2
Poland	31	4	0	4
Portugal	5.118	3.658	1.206	4.864
Romania
Slovakia
Slovenia
Spain	50.642	40.787	7.715	48.502
Sweden			-2	-2
United Kingdom	4.561	1.003	3.410	4.413

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: July 23rd, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President